ANDERSON MŌRI

IZUMI GARDEN TOWER, 6-1, ROPPONGI 1-CHOME, MINATO-KU

TOKYO 106-6036, JAPAN

FILE NO. 82-5032

TEL: (03) 6888-1000
URL: http://www.andersonmori.com

BEIJING OFFICE
BEIJING FORTUNE BLDG., RM. 709
NO.5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

Writer: Hirohito Akagami
Direct Tel: [81]-[3]-6888-1044
Direct Fax: [81]-[3]-6888-3044
e-mail: hirohito.akagami@andersonmori.com


03029125

Our Ref: 5871-A-001 (F230/001)

August 5, 2003



BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, DC 20549
U. S. A.

Re: FANCL CORPORATION
(FILE NO. 82-5032)
Rule 12g3-2(b) Exemption

Dear Sirs:

We are writing on behalf of FANCL CORPORATION which filed an exemption application for its shares based upon Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, which application was received by you on November 15, 1999. We enclose herewith the following documents required to be provided by FANCL CORPORATION thereunder:

1. Summary English translation of the press release dated July 23, 2003 regarding the first quarterly consolidated financial results.

Should you have any questions, please do not hesitate to let us know.

Very truly yours,

ANDERSON MORI

By: Hirohito Akagami

HA/SD
Encl.

**1. Summary English translation of the press release dated July 23, 2003 regarding the first quarterly consolidated financial results**

Press release dated July 23, 2003 regarding the quarterly consolidated financial results for the three months ended June 30, 2003, including the management's analysis thereof and the estimate for the results of the year ending March 31, 2004